MONTHLY REPORT - APRIL, 2005
                               Global Macro Trust
                The net asset value of a unit as of April 30, 2005
                was $  840.69, down  4.9% from   $ 883.70 per unit
                              as of March 31, 2005.

                                      Managing         Unit
                                       Owner         Holders          Total
Net Asset Value (434,497.570      $   3,966,702     380,000,530     383,967,232
   units) at March 31, 2005
Addition of 8,418.470 units on           31,000       7,408,425       7,439,425
   April 1, 2005
Redemption of 7,253.716 units on             (0)     (6,098,127)     (6,098,127)
   April 30, 2005
Net Income (Loss) - April, 2005        (173,151)    (18,794,955)    (18,968,106)
                                    ------------  --------------  --------------
Net Asset Value at April 30, 2005 $   3,824,551     362,515,873     366,340,424
                                    ============  ==============  ==============
Net Asset Value per Unit at April
30, 2005 (435,764.079 units
inclusive of 101.755 additional
units.)                                           $      840.69


                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts    $ (16,511,432)    (18,470,617)

      Change in unrealized gain (loss) on open       (1,352,198)    (24,514,144)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                           281,037        (152,572)


   Interest income                                      831,633       3,088,023

   Foreign exchange gain (loss) on margin                 1,829        (270,497)
      deposits

Total: Income                                       (16,749,131)    (40,319,807)

Expenses:
   Brokerage commissions                              2,099,272       8,756,314

   20.0% New Trading Profit Share                             0               0

   Administrative expense                               119,703         508,739


Total: Expenses                                       2,218,975       9,265,053

Net Income (Loss) - April, 2005                    $(18,968,106)    (49,584,860)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust




                              Millburn Ridgefield Corporation
                                   411 West Putnam Avenue
                                Greenwich, Connecticut 06830
                                        203-625-7554



                                        May 10, 2005



Dear Investor:


Global Macro Trust ("GMT") was down 4.87% for April. Year-to-date the Trust is down 11.96%.

The greater part of April's loss resulted from the global stock market decline and trading of stock index futures, although currency, energy and metal trading were also unprofitable. In other portfolio sectors, interest rate futures trading was profitable, while trading of agricultural commodities was about flat.

U.S. and international stock indices declined significantly in April, triggered by softening global economic growth. Falling interest rates and declining commodity prices were insufficient to stem the tide. Long positions in European, Far Eastern, U.S., Australian and South African indices were unprofitable.

Global interest rates fell in April due to weaker growth prospects and falling stock prices. Long positions were profitable in short-term interest rate futures in Europe and Canada and long-term bonds in Germany, Great Britain, Japan, U.S. and Canada. Losses were sustained on short positions in short-term eurodollar deposits, 3-year Australian bonds and 2-, 5- and 10-year U.S. Treasury notes.

Currency trading versus the dollar was profitable in April, but non-dollar cross rate trading was somewhat more unprofitable. Gains on short dollar positions relative to the currencies of Korea, Brazil, New Zealand, Australia, Great Britain and South Africa outweighed losses on short dollar positions against the Canadian, Czech Republic and Japanese currencies and the euro.
The loss on cross rate trading was due to a rally in the yen which was supported by rumors that China would float its currency to some extent.
Short yen positions relative to the Australian and Canadian dollars, Swiss franc, euro and pound were unprofitable.

The energy markets have been on a seesaw lately and in April they retreated on higher inventories and expectations of slackened demand. Long positions in Brent and light crude, heating oil, unleaded gasoline and gas oil were unprofitable. A short position in natural gas was profitable. The negative economic factors affecting stocks, interest rates and energy also weighed on metals, particularly industrial metals. Long positions in aluminum, zinc, copper, lead and silver were unprofitable. A long position in gold generated a small profit and long positions in nickel and platinum and a short position in tin were flat. Trading in 12 agricultural commodity markets was virtually flat in April.

In our September 2004 report we noted that a number of new markets would be added to the Trust portfolio. The Trust's portfolio currently includes futures and forward contracts in 84 markets. We believe this greater market diversification, together with our use of multiple trading systems in each market, will make us less vulnerable to the whipsaws that occur in choppy markets. Of course, since the Trust has been unprofitable thus far in 2005 it's difficult for an investor to perceive a benefit. However, as we intended, volatility has been reduced without any sacrifice of upside potential as evidenced by strong performance in the 4th quarter of 2004. It is important to keep in mind that adjustments to portfolio composition and allocation have been made numerous times in our history, and they will continue to be an integral part of Millburn's ongoing efforts at risk management.


                              Very truly yours,


                              Millburn Ridgefield Corporation
                               Harvey Beker, co-Chairman
                               George E. Crapple, co-Chairman